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                          ITEM 77(D) AND ITEM 77Q1(b)
                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

        THE FOLLOWING CHANGES WERE MADE TO THE REGISTRANT'S PROSPECTUS
              DATED AUGUST 1, 2006 EFFECTIVE AS OF JUNE 1, 2007:

The Absolute Strategies Fund (the "Fund") may also invest in shares of other investment companies that invest in the types of securities that the Fund may invest in, including investment companies that are advised by one or more of the Fund's subadvisers or their affiliates. Investment companies that the Fund may invest in include shares of exchange traded funds. Previously, the Fund had been limited to investing no more than 10% of the Fund's assets in other investment companies.